PRIVACY AND VALUE INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@privacyandvalue.com

July 26, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Alexandra Barone, Esq.

Dear Mr. Barrone:

Re: Registration Statement on Form S-1 (File No. 333-252795)

In response to your letter of July 6, 2021 concerning our registration statement on Form S-1 filed June 8, 2021, we have filed an amended registration statement addressing your comments and provide the following responses:

Cover Page

1.	Please disclose that Daniel Okelo and Limitless Projects Inc., which is controlled by Mr. Okelo, currently owns 100% of the company’s outstanding common stock. Also disclose that even if you are able to complete the entire offering of 25,000,000 shares of common stock, Limitless Projects Inc. and Mr. Okelo will still each own 44.4% of your issued stock at the completion of the offering. To the extent that you have finalized your agreement with Cyber Apps World, Inc., disclose that Cyber Apps will control 50% of the company.

We have included disclosure on our cover page indicating that:

a)	Mr. Okelo and Limitless Projects Inc., which Mr. Okelo controls, currently own 100% of the company’s outstanding common stock; and

b)	even if we complete the entire offering of 25,000,000 shares of common stock, Mr. Okelo and Limitless Projects Inc. will still each own 44.4% of our issued stock at the completion of the offering.

Cyber Apps World, Inc. has not completed its agreement with us. Accordingly, Limitless Projects Inc.’s share ownership in our company has not changed.

Prospectus Summary, page 1

2.	Please disclose that you have not yet completed a working prototype of the Privacy and Value employee monitoring software and that you anticipate the cost of developing the prototype to be approximately $25,000.

We have now disclosed that we have not yet completed a working prototype of the Privacy and Value employee monitoring software and that we expect it will cost approximately $25,000 to complete the development of the prototype.

3.	Please provide more detail regarding your Asset Purchase and Joint Venture Agreement, including identifying Cyber Apps World, Inc. as the purchaser. Disclose any termination provisions or consequences if the company is unable to complete the development of the software. Clarify your disclosure to state clearly that Cyber Apps is entitled to a number of shares equal to 50% of the issued shares of the company, rather than a 50% interest in the “Privacy and Value” software, under the agreement. Finally, provide an update as to the transaction closed on June 15, 2021.

We have disclosed that Cyber Apps World, Inc. is the purchaser and clarified that it will be acquiring 100,000,000 shares of our common stock from our parent company, Limitless Projects Inc., and our principal, Daniel Okelo. We have also indicated that the transaction was supposed to close on June 15, 2021, that Cyber Apps World, Inc. was unable to make the $200,000 payment due, and that the parties are currently attempting to renegotiate the acquisition agreement.

Risk Factors, page 4

4.	Please include a risk factor highlighting the risks relating to the fact that the company’s software lacks intellectual property protection in a competitive market.

We have added a risk factor to this section highlighting the risks relating to the lack of intellectual property protection for our software.

5.	Consider including a risk factor addressing the risks to your business posed by cybersecurity data privacy issues.

We have added a risk factor to this section regarding the risks posed by cybersecurity data privacy issues.

If we become a reporting company under the Securities Exchange Act of 1934..., page 8

6.	Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations.

We intend to file a Form 8-A registration statement forthwith upon the effective date of our Securities Act registration statement.

Dilution, page 11

7.	You state that the net tangible book value for your common shares consists of total assets of $19,600 less the $3,150 recorded value of your software and liabilities. Please reconcile this information to the amounts disclosed in your April 30, 2021 balance sheet or revise accordingly. Also, considering this is a “best-efforts” offering, revise to show dilution information assuming varying levels of shares are sold similar to your use of proceeds information.

The numbers on our balance sheet for the period ended April 30, 2021 and our dilution calculations are consistent, but we have revised our summary of financial information to be consistent with our balance sheet and statement of comprehensive income.

We have revised our disclosure to indicate the dilution to offering subscribers based on 25%, 50%, 75%, or 100% of the offering being completed.

Report of Independent Registered Public Accounting Firm, page F-2

8.	Please revise the report of your independent registered public accounting firm to refer to the financial statements, including the related notes, collectively referred to in the report as the financial statements. Ensure that the identified financial statements are the same as those audited. In this regard, the audit report refers to the “statement of income” rather than the statement of “comprehensive income.” Also, include a header to the section labeled “Basis for Opinion.” Refer to paragraphs .08 and .09 of PCAOB Auditing Standard 3101.

Our independent registered public accountant has revised the audit report to properly identify the financial statements included in our registration statement and to add the heading to the “Basis for Opinion section.

Audited financial statements for the period from April 21, 2021 (inception) to April 30, 2021, page F-3

9.	Revise your Statement of Comprehensive Income, Statement of Stockholder’s Equity and Statement of Cash Flows to refer to the correct date of inception, which appears to be April 21, 2021.

We have revised our financial statements to refer to the correct date of inception on the Statement of Comprehensive Income, the Statement of Stockholders’ Equity, and the Statement of Cash Flows.

Note 6. Income Taxes, page F-10

10.	The tables provided here with reference to August 31, 2017 do not appear to be related to the registrant. Please revise or explain.

We have revised the noted table so that it provides the correct information.

Note 7. Subsequent Events, page F-11

11.	Please revise to include a discussion of the ownership change that will occur in connection with the Asset Purchase and Joint Venture Agreement entered into between Cyber Apps World, Inc. and Limitless Projects, Inc. (“Limitless”) upon receipt by Limitless of the final purchase consideration payment.

We have added the following subsequent event:

“By an agreement dated March 15, 2021, as amended April 20, 2021, our president and parent company each agreed to sell 50,000,000 shares of our common stock to Cyber Apps World, Inc. in consideration of the payment of $200,000 due June 15, 2021, which payment has not been made by the deadline and the transaction will not proceed unless the parties amend the agreement terms.”

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

We have not, and do not intend, to provide written communications to potential investors in reliance on Section 5(d) of the Securities Act.

Yours truly,

PRIVACY AND VALUE INC.

Per: /s/ Daniel Okelo

Daniel Okelo, President

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